

Mailstop 3233

September 27, 2017

Via E-mail
Mr. Keith A. Istre
Chief Financial Officer
Lamar Advertising Company
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

> **Re:** **Lamar Advertising Company**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-36756**

Dear Mr. Istre:

We have reviewed your September 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2017 letter.

Form 10-K filed on February 24, 2017

Item 8. Financial statements

Notes to consolidated financial statements, page 47

(2) Acquisitions, page 59

1. We note in your response to our prior comment that you amortize your acquired site locations over a 15 year useful life. We also note from your 10-K disclosure that your advertising structures tangible assets have useful lives ranging from 5 to 15 years. Please clarify how the useful lives of these assets were considered in your analysis. Additionally, please tell us how you considered the terms of any ground leases or other

legal, regulatory or contractual provisions that may limit the useful life, and provide us with detailed information about the terms of such leases and agreements.

2.   To the extent you have entered into ground lease agreements, please tell us why you have not allocated a portion of the purchase price to separate intangible assets or liabilities for any above- or below-market value of those lease agreements.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities